UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.  20549


                                         SCHEDULE 13G

                           Under the Securities Exchange Act of 1934
                                      (Amendment No. 22)*.

                                     The Coca-Cola Company

                                             Common

                                            191216100

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  191216100  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for: Trusco Capital Management, Inc.; SunTrust Banks of Florida, Inc.; SunTrust Banks of Tennessee, Inc.;SunTrust Banks of Georgia, Inc. Individually, and as Parent Company for Preferred Surety Corporatio; Crestar Bank; SunTrust Equitable Securities Corporation and in various fiduciary capacities. 58-1575035
-------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) _______
                                                        (B) _______
-------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
-------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    133,868,101
                          -----------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  12,617,774
                          -----------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 103,756,130
                          -----------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      32,587,735
-------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        151,135,261
-------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
-------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.13%
-------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, BK AND IA


CUSIP NO.  191216100  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks of Georgia, Inc. Individually, and as Parent Company for Preferred Surety Corporation, and SunTrust Bank, Atlanta Individually, and in various fiduciary capacities. 58-
      1198830
-------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) _______
                                                         (B) _______
-------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
-------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    129,388,618
                          ------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  11,911,282
                          ------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 10,251,200
                          ------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      30,615,252
-------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        145,819,560
-------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
-------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.91%
-------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC and BK



                            SECURITIES AND EXCHANGE COMMISSION
                                      WASHINGTON, D.C. 20549

                                        SCHEDULE 13G

                            UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)        Name of Issuer:
---------        --------------
                 The Coca-Cola Company

Item 1(b)        Address of Issuer's Principal Executive Offices:
---------        -----------------------------------------------
                 One Coca-Cola Plaza, N.W.
                 Atlanta, Georgia  30313

Item 2(a)        Name of Person Filing:
---------        ---------------------
                 SunTrust Banks, Inc. as Parent Holding Company for: Trusco
                 Capital Management, Inc.; SunTrust Banks of Florida, Inc.
                 as Parent Company; SunTrust Banks of Tennessee, Inc. as
                 Parent Holding Company; SunTrust Banks of Georgia, Inc.
                 Individually and as Parent Holding Company for Preferred
                 Surety Corporation, and SunTrust Bank, Atlanta
                 Individually; Crestar Bank; SunTrust Equitable Securities
                 Corporation and in various fiduciary capacities.

Item 2(b)        Address of Principal Business Office(s):
---------        ---------------------------------------
                 303 Peachtree Street, Suite 1500
                 Atlanta, Georgia  30308

Item 2(c)        Citizenship:
---------        -----------
                 SunTrust Banks, Inc. is a Georgia corporation; SunTrust
                 Banks of Florida, Inc. is a Florida corporation; SunTrust
                 Banks of Georgia, Inc. is a Georgia corporation; Preferred
                 Surety Corporation is a Georgia corporation; SunTrust Bank,
                 Atlanta is a Georgia banking association; Trusco Capital
                 Management, Inc. is a registered investment adviser and a Georgia corporation; SunTrust Banks of Tennessee, Inc. is a
                 Tennessee corporation; Crestar Bank is a Virginia corporation;
                 SunTrust Equitable Securities Corporation is a Tennessee corporation.

Item 2(d)        Title of Class of Securities:
---------        ----------------------------
                 Common Stock

Item 2(e)        CUSIP Number:
---------        ------------
                 191216100



Item 3       Type of Person:
------       --------------
             (b)    Bank as defined in section 3(a)(6) of the Act.
             (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
             (g) Parent holding company, in accordance with para. 240,13d-1(1)(ii)(H).

Item 4        Ownership:
------        ---------

              Amount Beneficially Owned.  151,135,261

              (b)    Percent of Class:   6.13%

              (c)    Number of Shares as to which such person has:

                 (i)    Sole power to vote or to direct the vote:
                        133,868,101

                 (ii)   Shared power to vote or to direct the vote:
                        12,617,774

                (iii)   Sole power to dispose or to direct the disposition
                        of:     103,756,130

                 (iv)   Shared power to dispose or the direct the
                        disposition of:  32,587,735



Item 5       Ownership of Five Percent or Less of Class:
------       ------------------------------------------
             Not Applicable

Item 6       Ownership of More than 5 Percent of Behalf of Another
------       Person:
             ----------------------------------------------------------
             See Exhibit B

Item 7       Identification and Classification of the Subsidiary Which
------       Acquired the Security Being Reported on By the Parent
             Holding Company:
             ----------------------------------------------------------
             See Item 2 and Exhibit C

Item 8       Identification and Classification of Members of the Group:
------       ---------------------------------------------------------
             Not Applicable

Item 9       Notice of Dissolution of Group:
------       ------------------------------
             Not Applicable

Item 10      Certification:
-------      -------------
             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

             Signature:
             ---------
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       February 8, 1999

SunTrust Banks, Inc.

By    /s/   Cynthia S. Walker
      -------------------------
      Cynthia S. Walker, Assistant Vice President
      STI Trust & Investment Operations, Inc. as agent for
      SunTrust Banks, Inc.




                                EXHIBIT A

     The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary except for 48,266,496 shares owned individually by certain subsidiaries.

     Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.






                                   EXHIBIT B

     Various co-trustees share the power to direct distribution of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.


                                    EXHIBIT C


                               Sole        Shared        Sole      Shared
                               Voting       Voting      Power to   Power to
Name of Person Filing          Power        Power       Dispose    Dispose

SunTrust Banks of Georgia, Inc.
as Parent Holding Company
for:
-------------------------------
SunTrust Bank, Atlanta       77,351,257   11,911,282   51,270,740  29,451,567
and in Various Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303

SunTrust Bank, Savannah          407,781         -0-      97,397    246,670
N.A. and in Various Fiduciary
Capacities
33 Bull Street
Savannah, Georgia  31401

SunTrust Bank, Middle          1,517,969        -0-   1,041,298    167,025
Georgia, N.A. and in Various
Fiduciary Capacities
606 Cherry Street
Macon, Georgia  31201

SunTrust Bank, Augusta,           217,226          -0-       78,211    86,008
N.A. and in Various Fiduciary
Capacities
80 Broad Street
Augusta, Georgia  30902

SunTrust Bank, West Georgia     1,238,038          -0-      346,936    622,011
N.A. and in Various
Fiduciary Capacities
1246 First Avenue
Columbus, Georgia  31901

SunTrust Bank, Northeast           79,846          -0-       49,634     34,223
Georgia, N.A. and in Various
Fiduciary Capacities
101 North Lumpkin Street
Athens, Georgia  30613



                                                  EXHIBIT C


                                Sole         Shared       Sole        Shared
                                Voting       Voting       Power to    Power to
Name of Person Filing           Power        Power        Dispose     Dispose

SunTrust Bank, Southeast          216,819       -0-       17,706       1,480
Georgia, N.A. and in Various
Fiduciary Capacities
510 Gloucester Street
Brunswick, Georgia  31520

SunTrust Bank, South               11,808       -0-       10,664        1,608
Georgia, N.A. and in Various
Fiduciary Capacities
410 West Broad
Albany, Georgia  31701

SunTrust Bank, Northwest           81,378      -0-        72,118        4,660
Georgia, N.A. and in Various
Fiduciary Capacities
100 East Second Avenue
Rome, Georgia  30161

SunTrust Bank, Atlanta         25,373,952      -0-    25,373,952         -0-
Individually
25 Park Place, N.E.
Atlanta, Georgia  30303

SunTrust Banks of Georgia,     12,212,544      -0-    12,212,544         -0-
Individually
25 Park Place, N.E.
Atlanta, Georgia  30303

Preferred Surety Corporation   10,680,000      -0-    10,680,000          -0-
235 South Main Street
Madison, Georgia  30650

SunTrust Banks, Inc. as Parent
Holding Company for:
------------------------------
Trusco Capital Management, Inc.    8,523      -0-        8,523          -0-
50 Hurt Plaza, Suite 1400
Atlanta, Georgia  30302

Crestar Bank                      894,194      384,548     635,778     660,248
and in various fiduciary capacities
919 East Main Street
P.O. Box 26665
Richmond, Virginia  23261-6665

SunTrust Equitable Securities        2,900        -0-          2,900      -0-
Corporation
800 Nashville City Center
Nashville, Tennessee  37219-1743


SunTrust Banks of Florida, Inc.
as Parent Holding Company for:
-------------------------------
SunTrust Bank, Central            212,946      2,500       153,609      35,583
Florida, N.A. and in Various
Fiduciary Capacities
200 South Orange
Orlando, Florida  32801

SunTrust Bank, South Florida,     385,099     6,170      100,161       271,201
N.A. and in Various Fiduciary
Capacities
501 E. Las Olas Blvd.
Ft. Lauderdale, Florida  33301

SunTrust Bank,Tampa Bay and in    188,527       700       76,872       102,996
Various Fiduciary Capacities
315 East Madison St.
Tampa, Florida   33602

SunTrust Bank, Nature Coast and     16,562       -0-       12,276        3,544
in Various Fiduciary Capacities
One East Jefferson St.
Brooksville, Florida   34601


                                      EXHIBIT C

                                  Sole      Shared    Sole         Shared
                                 Voting     Voting   Power to      Power to
Name of Person Filing             Power      Power    Dispose      Dispose
---------------------
SunTrust Bank, Miami, N. A.       300,869     -0-     117,053     159,678
and in Various Fiduciary Capacities
777 Brickell Ave.
Miami, Florida   33031

SunTrust Bank, Mid-Florida, N.A.   75,515       1,000      66,634     4,800
and in Various Fiduciary Capacities
595 Cypress Gardens Blvd, S.E.
Winter Haven, Florida  33882

SunTrust Bank, Gulf Coast          40,565        500       26,607     14,438
and in Various Fiduciary Capacities
1777 Main Street
Sarasota, Florida  34236

SunTrust Bank, North Central        32,125       -0-      24,959       1,302
Florida and in Various Fiduciary
Capacities
203 E. Silver Springs Blvd.
Ocala, Florida  34470

SunTrust Bank, East Central         18,465     9,200      15,245      12,400
Florida and in Various Fiduciary
Capacities
120 S. Ridgewood Avenue
Daytona Beach, Florida  32114

SunTrust Bank, Southwest Florida   58,400      30,540        26,262     50,840
and in Various Fiduciary Capacities
12730 New Brittany Blvd.
Fort Myers, Florida  33907

SunTrust Bank, North Florida,      62,566       -0-         33,100       7,856
N.A. and in Various Fiduciary
Capacities
200 W. Forsyth Street
Jacksonville, Florida  32202

SunTrust Bank, Tallahassee, N.A.    2,685       -0-          2,685         -0-
and in Various Fiduciary
Capacities
2051 Thomasville Road
Tallahassee, Florida  32312

SunTrust Bank, West Florida         2,180       -0-        1,572          600
and in Various Fiduciary
Capacities
220 W. Garden Street
Pensacola, Florida  32501

STI Capital Management,            499,051      400       362,708          -0-
N.A., in Various Fiduciary Capacities
200 South Orange Avenue
Orlando, Florida  32802


SunTrust Banks of Tennessee, Inc.
Parent Holding Company for:
-----------------------------
SunTrust Bank, Nashville, N.A.    547,320       -0-       115,867       18,543
and in Various Fiduciary Capacities
201 4th Avenue North
Nashville, Tennessee  37244

SunTrust Bank, Chattanooga      1,080,608    270,964      695,975     610,959
N.A. and in Various Fiduciary
Capacities
P.O. Box 1638
Chattanooga, Tennessee  37401

SunTrust Bank, Alabama, N.A.        8,460     -0-         300        1,416
and in Various Fiduciary Capacities
201 South Court St.
Florence, Alabama  35631

SunTrust Bank, East Tennessee,    41,923      -0-       25,844       16,079
N.A. and in Various Fiduciary
Capacities
700 Hill Ave.
Knoxville, Tennessee  37915

Shares Beneficially Owned   151,135,261


SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308


February 8, 1999

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a
Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of The Coca-Cola Company Common Stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Operations Officer
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.

cc:    The Coca-Cola Company
       New York Stock Exchange